Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated July 27, 2010
(To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Annual Income Opportunity Securities with Auto Cap

▸ 3 year maturity

▸ $1,005,000 Linked to a basket of 12 Reference Stocks

▸ 100% principal protected at maturity, subject to issuer credit risk

▸ Annual coupons based on basket performance, subject to the Auto Cap Rate of 5.50% per Reference Stock

The Annual Income Opportunity Securities with Auto Cap (the "Securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Securities will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Securities. HSBC Securities (USA) Inc. will purchase the Securities from us for distribution to other registered broker dealers or will offer the Securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-25 of this pricing supplement.

Investment in the Securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Security/total	$1,000 / $1,005,000	$32.50 / $32,662.50	$967.50 / $972,337.50

[1]HSBC USA Inc. or one of our affiliates will pay varying discounts and commissions of up to 3.25% per $1,000 Principal Amount of Securities in connection with the distribution of the Securities, a portion of which may consist of a combination of commissions of up to 2.00% and referral fees of up to 1.25%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-25 of this pricing supplement.

HSBC

HSBC USA Inc.
Annual Income Opportunity Securities with Auto Cap Rate



Linked to a basket of 12 Reference Stocks

This pricing supplement relates to an offering of Securities linked to the performance of the basket of 12 Reference Stocks. All references to "Reference Stock(s)" in this pricing supplement shall refer to "Reference Asset(s)" in the prospectus supplement and the prospectus. The purchaser of a Security will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the Reference Stocks as described below.

The offering of Securities will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. The following key terms relate to the offerings of Securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Security
Reference Stocks:	The common stocks or American depositary shares ("ADSs") of the Reference Stock Issuers (each common stock or ADS, a "Reference Stock"). For the purpose of this pricing supplement if a Reference Stock is issued through a depositary arrangement such as an ADS, the term "Reference Stock Issuer" refers to the issuer of the shares underlying such ADS. We refer to the common stock represented by an ADS as an "Underlying Stock".

Reference Stock Issuers	Ticker Symbol	Exchange	Initial Price[1]	Reference Stock Issuers	Ticker Symbol	Exchange	Initial Price[1]
Amgen Inc.	AMGN	NASDAQ	$54.51	PetroChina Company Limited (ADS)	PTR	NYSE	$114.90
AstraZeneca PLC (ADS)	AZN	NYSE	$49.93	Research In Motion Limited (ADS)	RIMM	NASDAQ	$53.18
Barrick Gold Corporation (ADS)	ABX	NYSE	$40.03	SAP Corporation (ADS)	SAP	NYSE	$47.32
Credit Suisse Group Corporation (ADS)	CS	NYSE	$45.06	Sony Corporation (ADS)	SNE	NYSE	$29.72
eBay Inc.	EBAY	NASDAQ	$21.04	UBS Corporation (ADS)	UBS	NYSE	$16.50
NIKE, Inc. (Class B)	NKE	NYSE	$73.68	Vodafone Group Public Limited Company (ADS)	VOD	NASDAQ	$23.57

[1]For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.

Payment at Maturity:	For each Security, the Principal Amount plus the Coupon due on the Maturity Date.
Auto Cap Rate:	5.50% per Reference Stock, which will, in effect, make the maximum Coupon Rate for the Securities 5.50%.
Floor Rate:	-30.00% per Reference Security.
Coupon:	With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Securities, the Coupon will equal: $1,000 × the Coupon Rate applicable to such Coupon Payment Date.
Coupon Rate:	For any Coupon Payment Date, the arithmetic average of the Stock Performance of all the Reference Stocks, calculated on the relevant Coupon Valuation Date. If, for a Coupon Valuation Date, the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than 0.00%, the Coupon Rate for such Coupon Valuation Date will equal 0.00%. The Coupon Rate will not be less than 0.00% or greater than the Auto Cap Rate.

Stock Performance:	For each Reference Stock on each Coupon Valuation Date:
	If the Reference Stock Return is greater than or equal to zero, an amount equal to the Auto Cap Rate;
	If the Reference Stock Return is less than zero, an amount equal to the greater of:
	    a) the Reference Stock Return; and
	    b) the Floor Rate.

Reference Stock Return:	For each Reference Stock, on any Coupon Valuation Date: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

	Coupon Valuation Date*	Coupon Payment Date**
Coupon Valuation Dates and Coupon Payment Dates:	July 27, 2011	August 1, 2011
	July 27, 2012	August 1, 2012
	July 29, 2013	August 1, 2013 (the expected Maturity Date)

* Subject to the adjustment as described under "Market Disruption Events" herein.

**Expected. The Coupon Payment Date will be on the third business day after the relevant Coupon Valuation Date.

Initial Price:
The Official Closing Price (as defined below) of the Reference Stock as determined by the calculation agent on the Pricing Date.

Final Price:
With respect to each Reference Stock, the Official Closing Price of the respective Reference Stock on the relevant Coupon Valuation Date, adjusted as described under "Adjustments" below by the calculation agent.

Official Closing Price:
With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Securities will be the relevant official price of one share of such Reference Stock on the relevant exchange for such Reference Stock as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the Reference Stock is not listed or traded as described above for any reason other than a Market Disruption Event (as defined below), then the Official Closing Price for the Reference Stock on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the Reference Stock obtained from as many dealers in the Reference Stock selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Trade Date:
July 27, 2010

Pricing Date:
July 27, 2010

Original Issue Date:
July 30, 2010

Maturity Date:
August 1, 2013, which is 3 business days after the final Coupon Valuation Date. The Maturity Date is subject to adjustment as described under "Market Disruption Events" herein.

CUSIP:
4042K03W3 / US4042K03W33

Form of Securities:
Book-Entry

Listing:
The Securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to one security offering linked to the Reference Stocks identified on PS-2. The purchaser of a Security will acquire a senior unsecured debt security of HSBC USA Inc. linked to twelve Reference Stocks. Although the offering of Securities relates to the Reference Stocks identified on PS-2, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement and page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the US Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

‣ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Security you hold, we will pay you your Principal Amount plus the Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon. The Coupon is equal to the Principal Amount multiplied by the relevant Coupon Rate. The Coupon Rate will be based on the arithmetic average of the Stock Performances of all the Reference Stocks calculated on the relevant Coupon Valuation Date, but will not be less than 0.00%. The Stock Performance for each Reference Stock will not be greater than the Auto Cap Rate or less than the Floor Rate. If, for a Coupon Valuation Date, the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than 0.00%, the Coupon Rate for such Coupon Valuation Date will equal 0.00%. The Coupon Rate will not be less than 0.00% or greater than the Auto Cap Rate. If any Coupon Payment Date falls on a day that is not a business day, such Coupon Payment Date will be postponed to the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described in "Market Disruption Events" herein, such final Coupon Payment Date will also be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Securities as a result of any the foregoing postponements. For information regarding the record dates applicable to the Securities, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, National Association will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, National Association.

INVESTOR SUITABILITY

The Securities may be suitable for you if:

▸ You seek an investment with 100% principal protection, if held to maturity, and an annual Coupon based on the average performance of the Reference Stocks that will not be less than zero or greater than the Auto Cap Rate.

▸ You believe the Coupon Rate on the Coupon Valuation Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

▸ You are comfortable receiving only the Principal Amount of your Securities at maturity plus the applicable Coupon that will not be less than zero or greater than the Auto Cap Rate.

▸ You are willing to invest in the Securities based on the Auto Cap Rate indicated herein which will limit your Coupon on any Coupon Payment Date.

▸ You are willing to make an investment based on a minimum Coupon Rate of 0.00%.

▸ You are willing to forego dividends or other distributions paid to holders of the Reference Stocks.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Securities.

The Securities may not be suitable for you if:

▸ You seek an investment where the Coupon is based on the actual performance of the Reference Stocks and is not limited to an Auto Cap Rate.

▸ You believe the average of the prices of the Reference Stocks will generally decrease or remain constant over the term of the Securities.

▸ You are unwilling to receive only the Principal Amount of your Securities plus a Coupon of not less than 0.00% or greater than the Auto Cap Rate at maturity.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the Securities is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the Securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of each annual Coupon is uncertain and may be zero.

The amount of each annual Coupon you receive is not fixed and will depend on the performances of the Reference Stocks. If the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than zero on a Coupon Valuation Date, the applicable Coupon Rate will equal 0.00% and you will not receive any Coupon on the corresponding Coupon Payment Date.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is capped.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead you will receive annual Coupons, if any, based upon the formulas described under the captions "Coupon" and "Coupon Rate" on PS-2. Only the Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate and, if the Reference Stocks depreciate, the amount of such depreciation. Regardless of the extent to which the prices of the Reference Stocks appreciate, the Coupon Rates will not exceed the Auto Cap Rate. Therefore, you may earn significantly less by investing in the Securities than you would have earned by investing directly in the Reference Stocks relevant to your Securities.

Changes in the prices of the Reference Stocks may offset each other.

Movements in the prices of the Reference Stocks may not correlate with each other. At a time when the price of one of the Reference Stocks increases, the prices of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Stock Performance and therefore the Coupon Rate, increases in the price of one or more of the Reference Stocks may be moderated, or more than offset, by lesser increases or declines in the price of the other Reference Stocks. Additionally, the Auto Cap Rate of 5.50% limits positive Reference Stock Returns more than the Return Floor of -30.00% limits negative Reference Stock Returns. Extreme increases in the prices of one or more Reference Stocks will not fully offset equally extreme declines in the prices of one or more Reference Stocks. For example, if the sum of two or more Reference Stock Returns is less than or equal to -55.00% on a Coupon Valuation Date, your Coupon Rate would be 0.00% no matter how positive the performance of the other Reference Stocks. See "Illustrative Examples" below.

The Securities are subject to the credit risk of HSBC USA Inc.

The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Securities.

There is limited anti-dilution protection.

For certain events affecting shares of a Reference Stock, such as stock splits or extraordinary dividends the calculation agent may make adjustments to the relevant Final Price on a Coupon Valuation Date which may affect your Coupons. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant Reference Stock. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant Reference Stock, the market price of the Securities and the Coupons may be materially and adversely affected.

Fluctuations in exchange rates will affect the values of Reference Stocks that are ADSs.

There are significant risks related to an investment in a security that is linked, in whole or in part, to the ADSs of one or more foreign issuers, which are quoted and traded in U.S. dollars, each representing an Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the applicable Underlying Stocks. In recent years, the exchange rates between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the Securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect your Coupons, if any, and therefore the value of the Securities.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

Because your Securities are linked in part to the performance of the ADSs of foreign issuers, you should be aware that your Securities are linked in part to the prices of the ADSs and not to the applicable Underlying Stocks, and there exist important differences between the rights of holders of ADSs and the Underlying Stocks. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the applicable Underlying Stocks may be significant and may materially and adversely affect the value of the Securities.

In some circumstances, the payment you receive on the Securities may be based on the common stock or ADSs of another company and not the Reference Stock.

Following certain corporate events relating to the respective Reference Stock Issuer where such issuer is not the surviving entity, your Coupon may be based on the common stock or ADSs of a successor to the respective Reference Stock Issuer. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see "Merger Event and Tender Offer" beginning on page PS-23.

Certain built-in costs are likely to adversely affect the value of the Securities prior to maturity.

While the payment at maturity described in this pricing supplement is based on the full Principal Amount of your Securities, the original issue price of the Securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

The Securities lack liquidity.

The Securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Securities.

As a holder of the Securities, you will not have any ownership interest or rights in the Reference Stocks.

As a holder of the Securities, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the Reference Stocks and the Securities.

We are not affiliated with any of the Reference Stock Issuers.

We are not affiliated with any of the Reference Stock Issuers. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Stocks contained in this pricing supplement. You should make your own investigation into the relevant Reference Stock and its Reference Stock Issuer. We are not responsible for the Reference Stock Issuers' public disclosure of information, whether contained in SEC filings or otherwise.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. We will not have any obligation to consider your interests as a holder of the Securities in taking any action that might affect the value of your Securities.

The Securities are not insured by any governmental agency of the United States or any other jurisdiction.

The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Securities.

Tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

AMGEN INC. (AMGN)

Description of Amgen Inc.

Amgen Inc. has stated in its filings with the SEC that it is an independent biotechnology medicines company. It discovers, develops, manufactures and markets medicines for grievous illnesses. It focuses solely on human therapeutics and concentrates on innovating novel medicines based on advances in cellular and molecular biology. Information filed by Amgen Inc. with the SEC under the Securities Exchange Act of 1934, the Exchange Act, can be located by reference to its SEC file number: 0-12477 or its CIK Code: 0000318154.

Historical Performance of Amgen Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	65.24	57.63	58.21
June 30, 2005	63.50	56.27	60.46
September 30, 2005	86.92	60.26	79.67
December 30, 2005	84.50	73.25	78.86
March 31, 2006	81.24	70.03	72.75
June 30, 2006	73.50	63.75	65.23
September 29, 2006	72.57	63.52	71.53
December 29, 2006	77.00	67.88	68.31
March 30, 2007	76.95	55.13	55.88
June 29, 2007	66.06	52.37	55.29
September 28, 2007	57.74	48.31	56.57

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	59.00	46.21	46.44
March 31, 2008	48.91	39.16	41.78
June 30, 2008	47.41	41.25	47.16
September 30, 2008	66.51	46.86	59.27
December 31, 2008	62.45	45.00	57.75
March 31, 2009	60.14	45.74	49.52
June 30, 2009	53.84	44.97	52.94
September 30, 2009	64.50	50.65	60.23
December 31, 2009	61.85	51.72	56.57
March 31, 2010	60.39	54.66	59.76
June 30, 2010	61.26	50.34	52.60
July 27, 2010*	55.05	50.57	54.51

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $54.51. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



<h1 style="text-align: center;">ASTRAZENECA PLC (ADS) (AZN)</h1>

Description of AstraZeneca PLC (ADS)

AstraZeneca PLC (ADS) has stated in its filings with the SEC that it is an international research-based bio-pharmaceutical company engaged in the discovery, development, manufacturing and marketing of prescription pharmaceutical products. Information filed by AstraZeneca PLC (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-11960 or its CIK Code: 0000901832.

Historical Performance of AstraZeneca PLC (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	42.51	34.72	39.53	December 31, 2007	52.97	42.60	42.82
June 30, 2005	45.22	38.97	41.26	March 31, 2008	46.84	35.03	37.99
September 30, 2005	49.39	40.35	47.10	June 30, 2008	45.21	39.22	42.53
December 30, 2005	50.13	43.92	48.60	September 30, 2008	49.85	41.98	43.88
March 31, 2006	51.81	44.90	50.23	December 31, 2008	45.61	32.62	41.03
June 30, 2006	60.44	50.22	59.82	March 31, 2009	42.02	29.96	35.45
September 29, 2006	65.51	56.23	62.50	June 30, 2009	45.16	33.13	44.14
December 29, 2006	66.49	53.07	53.55	September 30, 2009	47.60	42.72	44.95
March 30, 2007	58.85	53.27	53.65	December 31, 2009	47.26	43.50	46.94
June 29, 2007	59.47	50.51	53.48	March 31, 2010	50.68	42.21	44.72
September 28, 2007	56.60	44.76	50.07	June 30, 2010	49.80	40.30	47.13
				July 27, 2010*	51.12	46.72	49.93

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $49.93. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



BARRICK GOLD CORPORATION (ADS) (ABX)

Description of Barrick Gold Corporation (ADS)

Barrick Gold Corporation (ADS) has stated in its filings with the SEC that it is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. It also produces copper and holds other interests, including a nickel development project located in Africa, a copper-gold project in Pakistan and oil and gas properties located in Canada. Information filed by Barrick Gold Corporation (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-09059 or its CIK Code: 0000756894.

Historical Performance of Barrick Gold Corporation (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	26.32	21.27	23.96	December 31, 2007	47.71	37.05	42.05
June 30, 2005	25.90	21.09	25.03	March 31, 2008	54.74	41.54	43.45
September 30, 2005	29.95	23.35	29.05	June 30, 2008	46.20	37.00	45.50
December 30, 2005	29.12	24.58	27.87	September 30, 2008	52.47	26.03	36.74
March 31, 2006	32.14	25.13	27.24	December 31, 2008	39.23	17.95	36.77
June 30, 2006	35.93	26.70	29.60	March 31, 2009	40.90	25.54	32.42
September 29, 2006	34.47	27.61	30.72	June 30, 2009	38.96	27.09	33.55
December 29, 2006	31.63	27.64	30.70	September 30, 2009	41.98	30.67	37.90
March 30, 2007	32.56	26.94	28.55	December 31, 2009	48.02	34.50	39.38
June 29, 2007	31.48	27.71	29.07	March 31, 2010	42.63	33.65	38.34
September 28, 2007	41.13	28.94	40.28	June 30, 2010	47.25	38.15	45.41
				July 27, 2010*	46.00	39.90	40.03

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $40.03. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



CREDIT SUISSE GROUP CORPORATION (ADS) (CS)

Description of Credit Suisse Group Corporation (ADS)

Credit Suisse Group Corporation (ADS) has stated in its filings with the SEC that it is engaged in private banking, investment banking and asset management. Information filed by Credit Suisse Group Corporation (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-15244 or its CIK Code: 0001159510.

Historical Performance of Credit Suisse Group Corporation (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	46.15	39.31	42.80	December 31, 2007	69.85	55.89	60.10
June 30, 2005	44.43	38.58	39.14	March 31, 2008	60.60	44.19	50.88
September 30, 2005	46.58	38.26	44.48	June 30, 2008	57.69	44.48	45.31
December 30, 2005	53.01	41.88	50.95	September 30, 2008	52.99	38.48	48.28
March 31, 2006	60.46	52.22	55.86	December 31, 2008	51.21	18.90	28.26
June 30, 2006	64.34	50.06	55.99	March 31, 2009	34.01	18.61	30.49
September 29, 2006	59.57	49.66	57.95	June 30, 2009	47.74	29.79	45.73
December 29, 2006	70.29	57.39	69.85	September 30, 2009	58.15	42.52	55.65
March 30, 2007	76.02	66.69	71.83	December 31, 2009	60.06	47.86	49.16
June 29, 2007	79.28	69.44	70.96	March 31, 2010	54.62	39.78	51.38
September 28, 2007	74.73	61.88	66.33	June 30, 2010	54.24	36.36	37.43
				July 27, 2010*	45.23	37.33	45.06

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $45.06. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



EBAY INC. (EBAY)

Description of eBay Inc.

eBay Inc. has stated in its filings with the SEC that it provides online marketplaces for the sale of goods and services as well as other online commerce platforms, as well as online payment solutions and online communication solutions. Information filed by eBay Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-24821 or its CIK Code: 0001065088.

Historical Performance of eBay Inc.

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	58.89	35.00	37.26
June 30, 2005	40.94	30.80	33.01
September 30, 2005	44.98	32.75	41.20
December 30, 2005	47.60	37.22	43.25
March 31, 2006	47.86	36.93	39.06
June 30, 2006	40.82	28.20	29.29
September 29, 2006	29.48	22.83	28.36
December 29, 2006	33.99	27.00	30.07
March 30, 2007	34.34	28.60	33.15
June 29, 2007	35.41	30.41	32.18
September 28, 2007	39.49	31.87	39.02

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	40.73	30.95	33.19
March 31, 2008	33.51	25.33	29.84
June 30, 2008	33.47	26.89	27.33
September 30, 2008	29.13	19.95	22.38
December 31, 2008	22.23	10.91	13.96
March 31, 2009	15.48	9.91	12.56
June 30, 2009	18.39	12.28	17.13
September 30, 2009	24.73	15.78	23.61
December 31, 2009	25.80	21.52	23.54
March 31, 2010	28.36	21.52	26.95
June 30, 2010	27.67	19.54	19.61
July 27, 2010*	21.54	19.06	21.04

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $21.04. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



NIKE, INC. (CLASS B) (NKE)

Description of NIKE, Inc. (Class B)

NIKE, Inc. (Class B) has stated in its filings with the SEC that it is in the business of the design, development and worldwide marketing of footwear, apparel, equipment and accessory products. Information filed by NIKE, Inc. (Class B) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-10635 or its CIK Code: 0000320187.

Historical Performance of NIKE, Inc. (Class B)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	45.67	40.72	41.66	December 31, 2007	67.93	58.61	64.24
June 30, 2005	45.47	37.55	43.30	March 31, 2008	70.59	53.97	68.00
September 30, 2005	44.50	38.27	40.84	June 30, 2008	70.28	57.64	59.61
December 30, 2005	45.77	39.97	43.40	September 30, 2008	68.00	54.64	66.90
March 31, 2006	44.03	40.30	42.55	December 31, 2008	67.02	42.73	51.00
June 30, 2006	42.93	38.70	40.50	March 31, 2009	53.99	38.24	46.89
September 29, 2006	44.46	37.76	43.81	June 30, 2009	59.93	45.70	51.78
December 29, 2006	50.60	43.46	49.52	September 30, 2009	64.95	50.59	64.70
March 30, 2007	54.68	47.46	53.13	December 31, 2009	66.62	61.10	66.07
June 29, 2007	59.26	51.87	58.29	March 31, 2010	75.35	60.91	73.50
September 28, 2007	60.99	52.00	58.66	June 30, 2010	78.52	66.99	67.55
				July 27, 2010*	73.94	66.34	73.68

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $73.68. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



PETROCHINA COMPANY LIMITED (ADS) (PTR)

Description of PetroChina Company Limited (ADS)

PetroChina Company Limited (ADS) has stated in its filings with the SEC that it is engaged in a broad range of petroleum and natural gas related activities, including: the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products, as well as the production and marketing of basic petrochemical products, derivative chemical products and other chemical products; the marketing and trading of refined oil products; and the transmission of natural gas, crude oil and refined oil products as well as the sale of natural gas. Information filed by PetroChina Company Limited (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-15006 or its CIK Code: 0001108329.

Historical Performance of PetroChina Company Limited (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	65.70	51.05	63.22	December 31, 2007	266.81	170.63	175.47
June 30, 2005	74.95	59.25	73.45	March 31, 2008	182.97	114.52	125.31
September 30, 2005	95.60	73.64	83.37	June 30, 2008	158.49	125.32	128.86
December 30, 2005	84.22	72.44	81.96	September 30, 2008	138.64	92.79	102.73
March 31, 2006	105.84	82.46	104.95	December 31, 2008	105.50	56.81	88.98
June 30, 2006	122.82	89.85	107.97	March 31, 2009	103.29	63.95	79.70
September 29, 2006	117.42	103.78	107.65	June 30, 2009	123.61	78.21	110.48
December 29, 2006	142.60	103.04	140.78	September 30, 2009	122.98	98.84	113.75
March 30, 2007	141.40	108.20	117.09	December 31, 2009	135.92	107.50	118.96
June 29, 2007	152.05	112.11	148.68	March 31, 2010	132.37	104.90	117.22
September 28, 2007	189.52	121.09	185.11	June 30, 2010	123.10	99.31	109.73
				July 27, 2010*	115.90	107.96	114.90

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $114.90. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



RESEARCH IN MOTION LIMITED (ADS) (RIMM)

Description of Research In Motion Limited (ADS)

Research In Motion Limited (ADS) has stated in its filings with the SEC that it is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market.   Information filed by Research In Motion Limited (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-29898 or its CIK Code: 0001070235.

Historical Performance of Research In Motion Limited (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	27.88	20.09	25.47	December 31, 2007	137.00	95.02	113.40
June 30, 2005	28.18	20.63	24.58	March 31, 2008	118.35	80.20	112.23
September 30, 2005	27.50	22.38	22.80	June 30, 2008	148.11	113.01	116.90
December 30, 2005	23.14	17.00	22.00	September 30, 2008	135.00	60.11	68.30
March 31, 2006	30.18	20.97	28.29	December 31, 2008	68.23	35.10	40.58
June 30, 2006	29.37	20.34	23.26	March 31, 2009	60.41	35.05	43.07
September 29, 2006	34.83	20.71	34.22	June 30, 2009	86.00	42.76	71.05
December 29, 2006	47.55	32.92	42.59	September 30, 2009	88.07	63.36	67.55
March 30, 2007	49.02	39.92	45.50	December 31, 2009	71.60	54.31	67.54
June 29, 2007	66.86	42.93	66.66	March 31, 2010	76.95	60.40	73.95
September 28, 2007	100.98	61.55	98.55	June 30, 2010	74.93	49.13	49.26
				July 27, 2010*	56.09	47.42	53.18

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $53.18. **Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.**



SAP CORPORATION (ADS) (SAP)

Description of SAP Corporation (ADS)

SAP Corporation (ADS) has stated in its filings with the SEC that it is an international provider of business software. Its core business is selling licenses for software solutions and related services. Information filed by SAP Corporation (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-14251 or its CIK Code: 0001000184.

Historical Performance of SAP Corporation (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	44.67	38.29	40.08	December 31, 2007	59.86	49.89	51.05
June 30, 2005	43.73	36.64	43.30	March 31, 2008	52.08	43.05	49.57
September 30, 2005	44.92	41.30	43.33	June 30, 2008	55.51	48.44	52.11
December 30, 2005	46.55	41.86	45.07	September 30, 2008	59.40	50.63	53.43
March 31, 2006	54.43	43.95	54.32	December 31, 2008	52.83	29.31	36.22
June 30, 2006	57.68	48.18	52.52	March 31, 2009	39.03	31.20	35.29
September 29, 2006	53.49	43.30	49.50	June 30, 2009	45.02	34.72	40.19
December 29, 2006	53.38	48.73	53.10	September 30, 2009	51.76	37.78	48.87
March 30, 2007	55.96	44.17	44.65	December 31, 2009	52.71	43.82	46.81
June 29, 2007	51.57	44.72	51.07	March 31, 2010	51.20	42.00	48.17
September 28, 2007	59.05	49.77	58.67	June 30, 2010	50.10	40.95	44.30
				July 27, 2010*	48.70	44.15	47.32

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $47.32. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



SONY CORPORATION (ADS) (SNE)

Description of Sony Corporation (ADS)

Sony Corporation (ADS) has stated in its filings with the SEC that its business includes consumer products and devices, including televisions, digital imaging, audio and video, semiconductors and components, networked products and services, including PC and game devisces, broadcast and disc manufacturing, pictures and related products, music and financial services. Information filed by Sony Corporation (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-06439 or its CIK Code: 0000313838.

Historical Performance of Sony Corporation (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	41.81	36.26	40.02	December 31, 2007	56.75	44.60	54.30
June 30, 2005	40.78	34.38	34.44	March 31, 2008	57.19	39.91	40.07
September 30, 2005	36.73	32.38	33.19	June 30, 2008	52.28	39.52	43.74
December 30, 2005	41.30	31.80	40.80	September 30, 2008	43.65	29.89	30.87
March 31, 2006	51.10	41.04	46.07	December 31, 2008	30.64	18.09	21.87
June 30, 2006	52.29	40.67	44.04	March 31, 2009	24.23	15.64	20.63
September 29, 2006	46.40	39.31	40.36	June 30, 2009	28.20	21.33	25.86
December 29, 2006	43.78	37.24	42.83	September 30, 2009	30.14	23.60	29.20
March 30, 2007	53.26	42.73	50.49	December 31, 2009	30.70	26.27	29.00
June 29, 2007	59.84	49.77	51.37	March 31, 2010	40.45	29.50	38.32
September 28, 2007	54.12	43.86	48.06	June 30, 2010	38.66	26.64	26.68
				July 27, 2010*	30.00	25.85	29.72

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $29.72. **Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.**



UBS CORPORATION (ADS) (UBS)

Description of UBS Corporation (ADS)

UBS Corporation (ADS) has stated in its filings with the SEC that it in the business of wealth management, asset management and investment banking. Information filed by UBS Corporation (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-15060 or its CIK Code: 0001114446.

Historical Performance of UBS Corporation (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	40.10	35.22	37.53
June 30, 2005	38.29	34.21	34.62
September 30, 2005	38.68	34.28	38.02
December 30, 2005	43.84	36.22	42.31
March 31, 2006	49.40	43.28	48.90
June 30, 2006	54.87	43.89	48.78
September 29, 2006	53.16	42.99	52.75
December 29, 2006	56.38	52.03	53.65
March 30, 2007	57.18	49.27	52.85
June 29, 2007	58.93	52.23	53.37
September 28, 2007	55.44	44.32	47.36

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	51.59	38.69	40.91
March 31, 2008	41.27	19.86	25.61
June 30, 2008	33.38	20.41	20.66
September 30, 2008	23.07	12.22	17.54
December 31, 2008	21.30	8.33	14.30
March 31, 2009	15.31	7.06	9.43
June 30, 2009	15.82	9.40	12.21
September 30, 2009	19.31	11.25	18.31
December 31, 2009	19.18	15.03	15.51
March 31, 2010	16.84	12.40	16.28
June 30, 2010	17.75	12.26	13.22
July 27, 2010*	16.51	13.04	16.50

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $16.50. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



VODAFONE GROUP PUBLIC LIMITED COMPANY (ADS) (VOD)

Description of Vodafone Group Public Limited Company (ADS)

Vodafone Group Public Limited Company (ADS) has stated in its filings with the SEC that it offers products and services including, voice, messaging, data and fixed line solutions. Information filed by Vodafone Group Public Limited Company (ADS) with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-10086 or its CIK Code: 0000839923.

Historical Performance of Vodafone Group Public Limited Company (ADS)

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from January 3, 2005 through July 27, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	27.53	25.60	26.56
June 30, 2005	26.92	24.23	24.32
September 30, 2005	28.14	23.70	25.97
December 30, 2005	26.88	21.15	21.47
March 31, 2006	23.60	19.07	20.90
June 30, 2006	24.40	20.48	21.30
September 29, 2006	22.93	20.07	22.86
December 29, 2006	29.00	22.61	27.78
March 30, 2007	29.85	25.94	26.86
June 29, 2007	33.87	26.88	33.63
September 28, 2007	36.52	29.13	36.30

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	40.87	34.32	37.32
March 31, 2008	38.27	29.27	29.51
June 30, 2008	32.87	27.72	29.46
September 30, 2008	31.21	21.01	22.10
December 31, 2008	23.06	15.30	20.44
March 31, 2009	22.02	15.46	17.42
June 30, 2009	20.08	17.68	19.49
September 30, 2009	23.85	18.25	22.50
December 31, 2009	24.04	21.10	23.09
March 31, 2010	23.32	21.32	23.31
June 30, 2010	23.79	18.21	20.67
July 27, 2010*	23.63	20.64	23.57

* As of the date of this pricing supplement available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the monthly performance of the Reference Stock from January 31, 2005 through July 27, 2010, based on information from Bloomberg Professional® service. The market price of the Reference Stock on July 27, 2010 was $23.57. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ILLUSTRATIVE EXAMPLES

The following example is provided for illustrative purposes only and is hypothetical. This example is representative of only one possible scenario concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Securities, if any. There are an unlimited number of scenarios concerning the increases and decreases in the prices of the Reference Stocks relative to their Initial Prices and each scenario will affect the Coupons payable on the Securities, if any, differently. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take this example as an indication or assurance of the expected performance of the Reference Stocks. With respect to the Securities, the total payment you receive over the term of the Securities may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the example below have been rounded for ease of analysis.

The example below illustrates the Coupon Payments on a $1,000 investment in Securities for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Securities. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Stocks or return of the Securities. The following examples reflect the Auto Cap Rate of 5.50%, the Floor Rate of -30.00% and the minimum Coupon Rate of 0.00%.

Year 1 Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AMGN	12.00%	5.50%
AZN	2.50%	5.50%
ABX	-5.00%	-5.00%
CS	-11.00%	-11.00%
EBAY	3.50%	5.50%
NKE	-36.00%	-30.00%
PTR	-6.75%	-6.75%
RIMM	2.50%	5.50%
SAP	-7.50%	-7.50%
SNE	-0.50%	-0.50%
UBS	11.00%	5.50%
VOD	-0.60%	-0.60%
Average Stock Performance =		**-2.82%**
Coupon Rate =		**0.00%**
Coupon =		**$0.00**

Explanation for Year 1

As illustrated above, the hypothetical Reference Stock Return of 5 of the 12 Reference Stocks (AMGN, AZN, EBAY, RIMM and UBS) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 5.50%. The Reference Stock Return of 1 of the 12 Reference Stocks (NKE) is lower than the Floor Rate of -30.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -30.00%. The average Stock Performance of -2.82% is less than the minimum Coupon Rate of 0.00% and therefore, the Coupon Rate is 0.00% and you will not receive any Coupon on the applicable Coupon Payment Date.

Year 2 Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AMGN	1.00%	5.50%
AZN	8.50%	5.50%
ABX	9.00%	5.50%
CS	25.00%	5.50%
EBAY	13.00%	5.50%
NKE	9.00%	5.50%
PTR	6.00%	5.50%
RIMM	9.00%	5.50%
SAP	16.00%	5.50%
SNE	6.00%	5.50%
UBS	7.00%	5.50%
VOD	4.00%	5.50%
Average Stock Performance =		5.50%
Coupon Rate =		5.50%
Coupon =		**$55.00**

Explanation for Year 2

As illustrated above, the hypothetical Reference Stock Return of all 12 of the Reference Stocks is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 5.50%. The average Stock Performance equals 5.50%, and therefore the Coupon Rate is equal to 5.50% and you will receive a Coupon of $55.00 on the applicable Coupon Payment Date.

Year 3 Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
AMGN	20.00%	5.50%
AZN	18.50%	5.50%
ABX	-70.00%	-30.00%
CS	65.00%	5.50%
EBAY	10.00%	5.50%
NKE	5.00%	5.50%
PTR	-3.00%	-3.00%
RIMM	9.00%	5.50%
SAP	6.00%	5.50%
SNE	8.00%	5.50%
UBS	-7.00%	-7.00%
VOD	6.75%	5.50%
Average Stock Performance =		**0.79%**
Coupon Rate =		**0.79%**
Coupon =		**$7.90**

Explanation for Year 3

As illustrated above, the hypothetical Reference Stock Return of 9 of the 12 Reference Stocks (AMGN, AZN, CS, EBAY, NKE, RIMM, SAP, SNE and VOD) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 5.50%. The Reference Stock Return of 1 of the 12 Reference Stocks (ABX) is lower than the Floor Rate of -30.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -30.00%. The average Stock Performance is 0.79%, and therefore the Coupon Rate is equal to 0.79% and you will receive a Coupon of $7.90 on the applicable Coupon Payment Date.

MARKET DISRUPTION EVENTS

If the Coupon Valuation Date is not a scheduled trading day for a Reference Stock, then the Coupon Valuation Date for such Reference Stock will be the next day that is a scheduled trading day for such Reference Stock. If a market disruption event (as defined below) exists for a Reference Stock on the Coupon Valuation Date, then the Coupon Valuation Date for such Reference Stock will be the next scheduled trading day on which a market disruption event does not exist with respect to such Reference Stock. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the Coupon Valuation Date for such Reference Stock, and the calculation agent will determine, in its discretion, the relevant Final Price of such Reference Stock on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the originally scheduled Coupon Valuation Date, the determination of such Reference Stock's Final Price will be made on the originally scheduled Coupon Valuation Date, irrespective of the existence of a market disruption event with respect to one or more of the other Reference Stocks. If the any Coupon Valuation Date for any Reference Stock is postponed, then the Coupon Payment Date (which may include the Maturity Date) will also be postponed until the third business day following the latest postponed Coupon Valuation Date and no interest will be payable in respect of such postponement.

"Market disruption event" means for purposes hereof:

With respect to a Reference Stock and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the Reference Stock or any Underlying Stock or (b) in any futures or options contracts relating to the Reference Stock or any Underlying Stock; (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the Reference Stock or any Underlying Stock or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Reference Stock or any Underlying Stock; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the Reference Stock or any Underlying Stock fails to open for trading during its regular trading session.

"Relevant exchange" means (i) with respect to a Reference Stock, the primary exchange for that Reference Stock and (ii) with respect to Underlying Stock, the primary exchange for that Underlying Stock.

"Related exchange" means with respect to a Reference Stock or Underlying Stock, the exchanges or quotation systems, if any, on which options or futures contracts on that relevant Reference Stock or Underlying Stock are traded or quoted, and as may be selected from time to time by the calculation agent.

"Scheduled closing time" means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means with respect a Reference Stock, any day on which the relevant exchange for that Reference Stock and each related exchange for that Reference Stock are scheduled to be open for trading for that Reference Stock.

The calculation agent will notify the security holders of the existence of a market disruption event on any day that, but for the occurrence or existence of a market disruption event, would have been the Coupon Valuation Date.

MERGER EVENT AND TENDER OFFER

A "Merger Event" shall mean, in respect of a Reference Stock, any (i) reclassification or change of the shares of the Reference Stock or any Underlying Stock that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Stock or Underlying Stock outstanding, (ii) consolidation, amalgamation or merger of the Reference Stock Issuer with or into another entity (other than a consolidation, amalgamation or merger of the Reference Stock Issuer with or into another entity and which does not result in any such reclassification or change of all shares of the Reference Stock or Underlying Stock) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Reference Stock or Underlying Stock that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Stock or Underlying Stock (other than those shares of the Reference Stock or Underlying Stock owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Stock Issuer or its subsidiaries with or into another entity in which the Reference Stock Issuer is the continuing entity and which does not result in a reclassification or change of the shares of the Reference Stock or Underlying Stock outstanding but results in the outstanding shares of the Reference Stock or Underlying Stock (other than shares of the Reference Stock or Underlying Stock owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the Reference Stock or Underlying Stock immediately following that event.

A "Tender Offer" shall mean, in respect of the voting shares of a Reference Stock Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Stock Issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

In the event of a Merger or Tender Offer affecting a Reference Stock, Underlying Stock or a Reference Stock Issuer, as applicable, the Securities will not be accelerated, but instead will be modified and adjusted by the calculation agent. The calculation agent may in its reasonable discretion, adjust the terms of the Securities to reflect the economic impact of such event on the value of the Securities, though is not required to follow any specific course of action to effect this result.

A Merger or a Tender Offer may affect the Reference Stock in a manner that adversely affects the value of, and trading in, the Securities. Similarly, an adjustment or acceleration resulting from a Merger or a Tender Offer may adversely affect the value of, or the trading in, the Securities.

SHARE DELISTING, NATIONALIZATION, INSOLVENCY

A share delisting ("Delisting") shall be deemed to have occurred if at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date (i) the shares of a Reference Stock cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ National Market or a successor in interest (a "successor exchange"), (ii) with respect to a Reference Stock that is an ADS, the Underlying Stock cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a comparable exchange or (iii) with respect to a Reference Stock that is an ADS, the deposit agreement (as defined below) is terminated and an analogous arrangement is not created involving the immediate re-listing of the Reference Stock on a successor exchange. If the Reference Stock is immediately re-listed on a successor exchange, then the Reference Stock shall continue to be deemed to be the Reference Stock.

A nationalization ("Nationalization") shall be deemed to have occurred if, at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date, all or substantially all of the assets of a Reference Stock Issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency ("Insolvency") shall be deemed to have occurred if, at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a Reference Stock Issuer (i) any shares of the relevant Reference Stock or any Underlying Stock are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the relevant Reference Stock or any Underlying Stock become legally prohibited from transferring those shares.

In the event of a Delisting, Nationalization or Insolvency affecting a Reference Stock or a Reference Stock Issuer, as applicable, the Securities will not be accelerated, but instead will be modified and adjusted by the calculation agent. The calculation agent may in its reasonable discretion, adjust the terms of the Securities to reflect the economic impact of such event on the value of the Securities, though is not required to follow any specific course of action to effect this result. Such adjustments to the terms of the Securities will likely result in you not receiving a Coupon in the year of a Delisting, Nationalization or Insolvency and for each remaining Coupon Payment Date.

ADJUSTMENTS

Following the declaration by a Reference Stock Issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the Reference Stock and, if so, will make such calculations and adjustments to the terms of the Security as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the Original Issue Date of the Securities:

(i) a subdivision, consolidation or reclassification of the shares of the Reference Stock or any Underlying Stock (unless a Merger Event), or a free distribution or dividend of any shares of the Reference Stock or any Underlying Stock to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the Reference Stock or Underlying Stock of (A) the Reference Stock or any Underlying Stock (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Stock Issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant Reference Stock Issuer in respect of shares of the Reference Stock or any Underlying Stock that are not fully paid;

(v) a repurchase by the Reference Stock Issuer of shares of the Reference Stock or any Underlying Stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi) with respect to a Reference Stock that is an ADS, the making of any amendment or supplement to the terms of the deposit agreement; or

 (vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the Reference Stock or any Underlying Stock.

AMERICAN DEPOSITARY SHARES — DEPOSIT AGREEMENTS

Any Reference Stock in the form of an ADS is issued pursuant to a deposit agreement, as amended from time to time (the "deposit agreement"). An event that has a diluting or concentrative effect on the Underlying Stock may affect the theoretical value of that Reference Stock unless (and to the extent that) the Reference Stock Issuer or the depository for the Reference Stock, pursuant to their authority (if any) under the deposit agreement, elect to adjust the number of Underlying Stock that are represented by each share of the Reference Stock such that the price and other terms of the Reference Stock will not be affected by any such event – in which case the calculation agent will make no adjustment. If the Reference Stock Issuer or the depository for the Reference Stock, in the absence of any of the events described below, elect to adjust the number of Underlying Stock that are represented by each share of the Reference Stock, then the calculation agent may make the necessary antidilution adjustments. The depository of the Reference Stock may also have the ability pursuant to the deposit agreement to make adjustments in respect of the Reference Stock for share distributions, rights distributions, cash distributions and distributions other than shares, rights and cash. Upon any such adjustment by the depository, the calculation agent may adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

EVENTS OF DEFAULT AND ACCELERATION

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, you will not be entitled to any additional payments, other than your Principal Amount, with respect to the Securities. The accelerated Maturity Date will be the third business day following the date of acceleration, and on the such accelerated Maturity Date you be entitled to receive $1,000 per $1,000 Principal Amount of Securities you hold.

For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Securities from HSBC for distribution to other registered broker dealers or will offer the Securities directly to investors. HSBC Securities (USA) Inc. will offer the Securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of 3.25%, or $32.50, per $1,000 Principal Amount of Securities. HSBC Securities (USA) Inc. may re-allow commissions of up to 2.00%, or $20.00, per $1,000 Principal Amount of Securities on sales of such Securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 1.25%, or $12.50, per $1,000 Principal Amount of Securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of Securities with terms that are substantially the same as those of the Securities. We intend to treat the Securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Securities, you agree to treat the Securities as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Securities as contingent payment debt instruments. Assuming the Securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though the actual Coupon Payment made with respect to the Securities during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as either a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were treated as either a PFIC or a USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other sources by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or USRPHC.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Securities as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", we have determined that the comparable yield of the Securities, solely for U.S. federal income tax purposes, will be 2.35% per annum (compounded annually). In addition, we have computed a "projected payment schedule" that produces the comparable yield and includes the projected amount of the Coupon Payments.

Under this method and based upon the comparable yield, HSBC has determined that the projected payment schedule for the Securities that have a Principal Amount of $1,000 and an issue price of $1,000, consists of the following projected payments, and a U.S. holder that pays taxes on a calendar year basis, buys a Security for $1,000 and holds the Security until maturity, will, subject to the adjustments described below, be required to pay taxes on the following amounts of ordinary income in respect of the Securities in each year:

Year	Projected Payments	OID Income
2010	N/A	$9.92
2011	$23.50	$23.50
2012	$23.57	$23.57
2013	$1,023.50	$13.58

However, if the actual amount of a Coupon Payment in a taxable year is different from the amount reflected in the projected payment schedule, a U.S. holder is required to make an adjustment to its original issue discount accrual when such amount is paid. Adjustments arising from Coupon Payments that are greater than the projected amounts of those payments are referred to as "positive adjustments"; adjustments arising from Coupon Payments that are less than the projected amounts are referred to as "negative adjustments." Any positive adjustment for a taxable year is treated as additional original issue discount income of the U.S. holder. Any negative adjustment reduces any original issue discount on the Security for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of original issue discount accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the Security.

U.S. holders may obtain the comparable yield and projected payment schedule, as determined by us, by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Securities. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Securities.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Security. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes original issue discount and gains from the disposition of a Security) of certain individuals, trusts and estates, for taxable years beginning after December 31, 2012. Prospective investors in the Securities should consult their tax advisors regarding the possible applicability of this tax to an investment in the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

HSBC USA Inc.

$1,005,000 Annual Income Opportunity Securities with Auto Cap

July 27, 2010

PRICING SUPPLEMENT